Press Release
North America's Railroad

CN reports Q3-2017 net income of C$958 million,
or C$1.27 per diluted share

CN increasing capital investments to meet demand and future growth

MONTREAL, Oct. 24, 2017 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the third quarter ended Sept. 30, 2017.

Financial results highlights
Third quarter 2017 compared to third quarter 2016
•	Net income decreased by one per cent to C$958 million, while diluted EPS increased by two per cent to C$1.27.
•	Adjusted net income increased by two per cent to C$989 million, with adjusted diluted EPS increasing by five per cent to C$1.31. (1)
•	Operating income increased by four per cent to C$1,459 million.
•	Revenues increased by seven per cent to C$3,221 million.
•	Revenue ton-miles (RTMs) increased by 10 per cent and carloadings increased by 11 per cent.
•	Operating expenses increased by 10 per cent to C$1,762 million.
•	Operating ratio of 54.7 per cent, an increase of 1.4 points.
•	Free cash flow (1) for the first nine months of 2017 was C$2,321 million, compared with C$1,743 million for the year-earlier period.

Luc Jobin, president and chief executive officer, said: "CN delivered strong third-quarter financial results as we continued to see increased demand across key business segments such as frac sand, intermodal, coal and Canadian grain. I'm proud of what our team has accomplished given the strength and speed of the volume growth we've experienced this year.

"To meet the needs of an expanding North American economy and new growth opportunities, we are increasing investments in our infrastructure and equipment by C$100 million, for a total capital program of C$2.7 billion in 2017. During the third quarter, and continuing through the rest of the year, we've been hiring across our network, particularly in Western Canada, as we remain focused on delivering superior service to our customers," Jobin continued.

"We are reaffirming our 2017 adjusted diluted EPS outlook of C$4.95 to C$5.10, compared to last year's adjusted diluted EPS (1) of C$4.59."(2)

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. The fluctuation of the Canadian dollar relative to the U.S. dollar affects the conversion of the Company's U.S.-dollar-denominated revenues and expenses. On a constant currency basis, (1) CN's net income for the third quarter of 2017 would have been higher by C$22 million, or C$0.03 per diluted share.

1 CN | 2017 Quarterly Review – Third Quarter

Press Release

Third-quarter 2017 revenues, traffic volumes and expenses
Revenues for the third quarter of 2017 were C$3,221 million, an increase of seven per cent, when compared to the same period in 2016. Revenues increased for metals and minerals (31 per cent), coal (23 per cent), intermodal (12 per cent), automotive (four per cent) and other revenues (two per cent). Revenues declined for forest products (two per cent), and grain and fertilizers (one per cent), while petroleum and chemicals revenues remained essentially flat.

The increase in revenues was mainly attributable to higher volumes of traffic in overseas intermodal, frac sand, coal and petroleum coke exports, and Canadian grain; freight rate increases; and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar.

Carloadings for the quarter increased by 11 per cent to 1,484 thousand.

RTMs, measuring the relative weight and distance of rail freight transported by CN, increased by 10 per cent from the year-earlier quarter. Rail freight revenue per RTM decreased by three per cent over the year-earlier period, mainly driven by an increase in the average length of haul and the negative translation impact of a stronger Canadian dollar; partly offset by freight rate increases and higher applicable fuel surcharge rates.

Operating expenses for the third quarter increased by 10 per cent to C$1,762 million, mainly due to higher costs from increased volumes and higher fuel prices, partly offset by the positive translation impact of a stronger Canadian dollar.

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, and free cash flow. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's full-year adjusted EPS outlook (2) excludes the expected impact of certain income and expense items, as well as those items noted in the reconciliation tables provided in the attached supplementary schedule, Non-GAAP Measures. However, management cannot individually quantify on a forward-looking basis the impact of these items on its EPS because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted EPS outlook.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," or other similar words.

2017 key assumptions
CN has made a number of economic and market assumptions in preparing its 2017 outlook. The Company assumes that North American industrial production for the year will increase by approximately two per cent, and assumes U.S. housing starts in the range of 1.25 million units and U.S. motor vehicle sales of approximately 17 million units. For the 2016/2017 crop year, the grain crops in both Canada and the United States were above their respective five-year averages. The Company assumes that the 2017/2018 grain crops in both Canada and the United States will be in line with their respective five-year averages. CN assumes total RTMs in 2017 will increase by approximately 10 per cent versus 2016. CN expects continued pricing improvement above inflation. CN assumes that in 2017 the value of the Canadian dollar in U.S. currency will be in the range of $0.75 to $0.80, and that the average price of crude oil (West Texas Intermediate) will be in the range of US$40 to US$50 per barrel. In 2017, CN now plans to invest approximately C$2.7 billion in its capital program, compared to its July 25, 2017 plan to invest approximately C$2.6 billion in its capital program, of which C$1.6 billion is still targeted toward track infrastructure.

2 CN | 2017 Quarterly Review – Third Quarter

Press Release

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology; trade restrictions; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management's Discussion and Analysis (MD&A) in CN's annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN's website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN's Quarterly Review available on the Company's website at www.cn.ca/financial-results and on SEDAR at www.sedar.com as well as on EDGAR at www.sec.gov.

CN is a true backbone of the economy whose team of approximately 23,000 railroaders transports more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries – serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company's website at www.cn.ca.

Contacts:
Media	Investment Community
Patrick Waldron	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(514) 399-8803	(514) 399-0052

3 CN | 2017 Quarterly Review – Third Quarter

Selected Railroad Statistics – unaudited
	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	3,221	3,014	9,756	8,820
Rail freight revenues ($ millions)	3,016	2,813	9,202	8,304
Operating income ($ millions)	1,459	1,407	4,257	3,917
Net income ($ millions)	958	972	2,873	2,622
Diluted earnings per share ($)	1.27	1.25	3.78	3.35
Adjusted diluted earnings per share ($) (2)	1.31	1.25	3.79	3.36
Free cash flow ($ millions) (2)	662	574	2,321	1,743
Gross property additions ($ millions)	724	890	1,795	2,029
Share repurchases ($ millions)	532	501	1,544	1,554
Dividends per share ($)	0.4125	0.3750	1.2375	1.1250
Financial position (1)
Total assets ($ millions)	37,104	37,068	37,104	37,068
Total liabilities ($ millions)	22,019	21,954	22,019	21,954
Shareholders' equity ($ millions)	15,085	15,114	15,085	15,114
Financial ratio
Operating ratio (%)	54.7	53.3	56.4	55.6
Operational measures (3)
Statistical operating data
Gross ton miles (GTMs) (millions)	118,171	105,535	351,601	309,002
Revenue ton miles (RTMs) (millions)	59,056	53,448	177,621	155,421
Carloads (thousands)	1,484	1,332	4,276	3,836
Route miles (includes Canada and the U.S.)	19,500	19,600	19,500	19,600
Employees (end of period)	23,428	22,166	23,428	22,166
Employees (average for the period)	23,183	22,134	22,812	22,353
Key operating measures
Rail freight revenue per RTM (cents)	5.11	5.26	5.18	5.34
Rail freight revenue per carload ($)	2,032	2,112	2,152	2,165
GTMs per average number of employees (thousands)	5,097	4,768	15,413	13,824
Operating expenses per GTM (cents)	1.49	1.52	1.56	1.59
Labor and fringe benefits expense per GTM (cents)	0.44	0.47	0.46	0.50
Diesel fuel consumed (US gallons in millions)	107.1	94.3	329.2	291.6
Average fuel price ($/US gallon)	2.56	2.43	2.66	2.26
GTMs per US gallon of fuel consumed	1,103	1,119	1,068	1,060
Terminal dwell (hours)	16.0	13.5	15.4	13.8
Train velocity (miles per hour)	25.6	27.4	25.8	27.5
Safety indicators (4)
Injury frequency rate (per 200,000 person hours)	1.72	1.91	1.72	1.68
Accident rate (per million train miles)	2.03	1.31	1.72	1.32

(1)	Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)	See supplementary schedule entitled Non-GAAP Measures for an explanation of these non-GAAP measures.
(3)
Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available, as such, certain of the comparative data have been restated. Definitions of these indicators are provided on CN's website, www.cn.ca/glossary.

(4)	Based on Federal Railroad Administration (FRA) reporting criteria.

4 CN | 2017 Quarterly Review – Third Quarter

Supplementary Information – unaudited

	Three months ended September 30				Nine months ended September 30

	2017	2016	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2017	2016	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)
Revenues ($ millions) (2)
Petroleum and chemicals	532	532	-	3%	1,665	1,602	4%	5%
Metals and minerals	396	303	31%	35%	1,146	905	27%	28%
Forest products	440	449	(2%)	1%	1,351	1,350	-	1%
Coal	135	110	23%	26%	390	298	31%	32%
Grain and fertilizers	492	497	(1%)	1%	1,629	1,451	12%	13%
Intermodal	827	736	12%	14%	2,384	2,126	12%	13%
Automotive	194	186	4%	8%	637	572	11%	12%
Total rail freight revenues	3,016	2,813	7%	10%	9,202	8,304	11%	12%
Other revenues	205	201	2%	5%	554	516	7%	8%
Total revenues	3,221	3,014	7%	9%	9,756	8,820	11%	11%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	10,823	10,711	1%	1%	33,678	31,592	7%	7%
Metals and minerals	7,775	5,186	50%	50%	21,105	14,640	44%	44%
Forest products	7,613	7,914	(4%)	(4%)	23,092	23,650	(2%)	(2%)
Coal	3,716	2,652	40%	40%	10,673	7,586	41%	41%
Grain and fertilizers	12,631	12,399	2%	2%	41,533	35,282	18%	18%
Intermodal	15,416	13,680	13%	13%	44,229	39,862	11%	11%
Automotive	1,082	906	19%	19%	3,311	2,809	18%	18%
Total RTMs	59,056	53,448	10%	10%	177,621	155,421	14%	14%
Rail freight revenue / RTM (cents) (2) (3)
Petroleum and chemicals	4.92	4.97	(1%)	2%	4.94	5.07	(3%)	(2%)
Metals and minerals	5.09	5.84	(13%)	(10%)	5.43	6.18	(12%)	(11%)
Forest products	5.78	5.67	2%	5%	5.85	5.71	2%	3%
Coal	3.63	4.15	(13%)	(10%)	3.65	3.93	(7%)	(6%)
Grain and fertilizers	3.90	4.01	(3%)	(1%)	3.92	4.11	(5%)	(4%)
Intermodal	5.36	5.38	-	1%	5.39	5.33	1%	2%
Automotive	17.93	20.53	(13%)	(10%)	19.24	20.36	(6%)	(5%)
Total rail freight revenue / RTM	5.11	5.26	(3%)	(1%)	5.18	5.34	(3%)	(2%)
Carloads (thousands) (3)
Petroleum and chemicals	154	149	3%	3%	460	443	4%	4%
Metals and minerals	261	213	23%	23%	738	577	28%	28%
Forest products	107	109	(2%)	(2%)	322	332	(3%)	(3%)
Coal	83	89	(7%)	(7%)	227	241	(6%)	(6%)
Grain and fertilizers	145	150	(3%)	(3%)	458	425	8%	8%
Intermodal	671	557	20%	20%	1,867	1,622	15%	15%
Automotive	63	65	(3%)	(3%)	204	196	4%	4%
Total carloads	1,484	1,332	11%	11%	4,276	3,836	11%	11%
Rail freight revenue / carload ($) (2) (3)
Petroleum and chemicals	3,455	3,570	(3%)	(1%)	3,620	3,616	-	1%
Metals and minerals	1,517	1,423	7%	10%	1,553	1,568	(1%)	-
Forest products	4,112	4,119	-	3%	4,196	4,066	3%	4%
Coal	1,627	1,236	32%	35%	1,718	1,237	39%	40%
Grain and fertilizers	3,393	3,313	2%	4%	3,557	3,414	4%	5%
Intermodal	1,232	1,321	(7%)	(5%)	1,277	1,311	(3%)	(2%)
Automotive	3,079	2,862	8%	11%	3,123	2,918	7%	8%
Total rail freight revenue / carload	2,032	2,112	(4%)	(2%)	2,152	2,165	(1%)	-

(1)	See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.
(2)	Amounts expressed in Canadian dollars.
(3)	Statistical operating data and related key operating measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

5 CN | 2017 Quarterly Review – Third Quarter

Non-GAAP Measures – unaudited

In this supplementary schedule, the word "Company" or "CN" means Canadian National Railway Company and, as the context requires, its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow, and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses these measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of items in adjusted net income and adjusted earnings per share does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three and nine months ended September 30, 2017, the Company reported adjusted net income of $989 million, or $1.31 per diluted share, and $2,881 million, or $3.79 per diluted share, respectively. The adjusted figures for the three months ended September 30, 2017 exclude a deferred income tax expense of $31 million ($0.04 per diluted share), resulting from the enactment of a higher state corporate income tax rate. The adjusted figures for the nine months ended September 30, 2017 exclude a net deferred income tax expense of $8 million ($0.01 per diluted share) consisting of a deferred income tax expense of $31 million ($0.04 per diluted share) in the third quarter, resulting from the enactment of a higher state corporate income tax rate, and deferred income tax recoveries of $18 million ($0.02 per diluted share) in the second quarter and $5 million ($0.01 per diluted share) in the first quarter, both resulting from the enactment of lower provincial corporate income tax rates.
For the nine months ended September 30, 2016, the Company reported adjusted net income of $2,629 million, or $3.36 per diluted share, which excludes a deferred income tax expense of $7 million ($0.01 per diluted share) in the second quarter, resulting from the enactment of a higher provincial corporate income tax rate.
The following table provides a reconciliation of net income and earnings per share, as reported for the three and nine months ended September 30, 2017 and 2016, to the adjusted performance measures presented herein:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2017	2016	2017	2016
Net income as reported	$958	$972	$2,873	$2,622
Adjustment: Income tax expense	31	-	8	7
Adjusted net income	$989	$972	$2,881	$2,629
Basic earnings per share as reported	$1.28	$1.26	$3.80	$3.37
Impact of adjustment, per share	0.04	-	0.01	0.01
Adjusted basic earnings per share	$1.32	$1.26	$3.81	$3.38
Diluted earnings per share as reported	$1.27	$1.25	$3.78	$3.35
Impact of adjustment, per share	0.04	-	0.01	0.01
Adjusted diluted earnings per share	$1.31	$1.25	$3.79	$3.36

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results

6 CN | 2017 Quarterly Review – Third Quarter

Non-GAAP Measures – unaudited

denominated in US dollars at the foreign exchange rates of the comparable period in the prior year. The average foreign exchange rates were $1.25 and $1.31 per US$1.00, respectively, for the three and nine months ended September 30, 2017, and $1.31 and $1.32 per US$1.00, respectively, for the three and nine months ended September 30, 2016.
On a constant currency basis, the Company's net income for the three and nine months ended September 30, 2017 would have been higher by $22 million ($0.03 per diluted share) and $16 million ($0.02 per diluted share), respectively.

Free cash flow

Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for the impact of major acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities as reported for the three and nine months ended September 30, 2017 and 2016, to free cash flow:

	Three months ended September 30		Nine months ended September 30
In millions	2017	2016	2017	2016
Net cash provided by operating activities	$1,406	$1,488	$4,167	$3,824
Net cash used in investing activities (1)	(744)	(914)	(1,846)	(2,081)
Free cash flow	$662	$574	$2,321	$1,743

(1)
As a result of the retrospective adoption of Accounting Standards Update 2016-18 in the first quarter of 2017, changes in restricted cash and cash equivalents are no longer classified as investing activities within the Consolidated Statements of Cash Flows and are no longer included as an adjustment in the Company's definition of free cash flow. There is no impact to free cash flow resulting from this reclassification.

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended September 30,	2017	2016
Debt		$10,414	$10,693
Adjustment: Present value of operating lease commitments (1)		480	552
Adjusted debt		$10,894	$11,245

Net income		$3,891	$3,563
Interest expense		487	476
Income tax expense		1,373	1,252
Depreciation and amortization		1,275	1,205
EBITDA		7,026	6,496
Adjustments:
Other income		(99)	(20)
Deemed interest on operating leases		22	26
Adjusted EBITDA		$6,949	$6,502
Adjusted debt-to-adjusted EBITDA multiple (times)		1.57	1.73

(1)	The operating lease commitments have been discounted using the Company's implicit interest rate for each of the periods presented.

7 CN | 2017 Quarterly Review – Third Quarter